UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

METHANEX DEFERS GEISMAR 3 PROJECT SPENDING AND PROVIDES BUSINESS UPDATE

•	Defers approximately $500 million in capital spending on Geismar 3 project for up to 18 months

•	Reduces 2020 maintenance capital spending by $25 million

•	Increases financial flexibility through $436 million draw on credit facilities

VANCOUVER, BRITISH COLUMBIA (April 1, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that, in light of the significant uncertainty in the global economy from the COVID-19 pandemic, resulting in a challenging commodity price and project execution environment, it is taking action to defer approximately $500 million of previously announced capital spending on its Geismar 3 methanol project for up to 18 months. Methanex also provided an update on other actions it is taking to strengthen its financial position.
John Floren, President & CEO of Methanex, commented, “We are taking proactive steps today during these unprecedented times to further strengthen our balance sheet, while maintaining long-term value and financial flexibility. We believe that deferring major capital spending on our advantaged Geismar 3 project, and minimizing near-term spending, is a prudent decision in the current environment. We have ample liquidity today with approximately $800 million of cash on the balance sheet and we continue to evaluate all capital and operating spending as we navigate this challenging environment.”
This announcement follows the Company’s previously disclosed decision to idle its Titan plant in Trinidad effective March 16, 2020 and its Chile IV plant effective April 1, 2020, both for an indefinite period. Those two plants represent approximately 19% of Methanex’s annual operating capacity of 9.2 million tonnes.
Details on Geismar 3 Project
The Company is placing its Geismar 3 project, which will be its third methanol plant in Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities, on temporary “care and maintenance” for up to 18 months. The expected capital spending during a deferral of up to 18 months is the same as the expected capital spending that would have been incurred if the project was cancelled outright. This action will enable the Company to complete this highly advantaged project when market conditions improve.
The Company expects to spend approximately $100 million in Q1 2020 and a further $200 million from April 1, 2020 to September 30, 2021 on the project, the majority of which is spending that occurred or was committed during Q1 2020. This new amount is approximately $500 million lower over the next 18 months compared to the approximately $800 million that was expected to be spent over that same period. Construction activity and procurement of non-critical equipment and bulk materials will be suspended until market conditions allow the Geismar 3 project to restart.

The Geismar 3 project, which is expected to have production capacity of 1.8 million tonnes, benefits from substantial capital and operating cost advantages compared to a standalone greenfield project and is expected to significantly enhance the Company’s asset portfolio with additional low-cost capacity.
Financial Update
The Company is reducing other near-term capital spending by approximately $25 million by deferring planned maintenance activities, where prudent and without compromising safety, to preserve cash and support balance sheet strength. The Company’s flexible cost structure, where over 60% of natural gas contracts are linked to methanol prices, along with anticipated lower logistics costs, mainly through lower bunker fuel prices, will reduce operating costs in the current environment. Natural gas for feedstock is the Company’s most significant operating cost.

The Company has fully drawn on its $300 million revolving credit facility and has drawn $136 million of its $800 million construction credit facility for the Geismar 3 project to increase its cash position and preserve financial flexibility.
Business Update
Methanex’s number one priority is the safety of its employees, contractors and the communities in which it does business. The Company has activated its global and regional pandemic planning and business continuity teams to monitor and react to the situation as it evolves and to establish contingency plans for a range of scenarios.
As of today, four of the Company’s over 1,500 employees are known to have contracted COVID-19. The four, who live in three separate countries, are either asymptomatic or are recovering and are self-isolating. COVID-19 has not directly impacted the Company’s operations or global supply chain to date.
John Floren commented, “We have not seen a significant impact on our sales volume in the first quarter of 2020 as a result of COVID-19. While we anticipate lower methanol demand in the near-term based on reduced manufacturing activity, we think it is too early to accurately forecast how long or how extensive the impact of COVID-19, and the resulting economic impact, will be on the methanol industry and on our business.”
Methanex has implemented extensive preventative measures across its operations and offices to support the health of its employees while continuing to operate safely. These measures include: implementing a no business travel policy across the Company; moving to minimal staffing levels on-site and implementing work-from-home arrangements where feasible; increasing social distancing practices at sites; enhancing cleaning and disinfecting protocols; and requiring self-isolation for employees who show symptoms or are in close contact with someone with symptoms.
About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” "will," "anticipates," and “expects,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives;

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages;

•	expected methanol and energy prices;

•	our expected capital expenditures;

•	anticipated operating rates of our plants;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	availability of committed credit facilities and other financing;

•
commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project;

•	our financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels); and

•	the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives;

•	operating rates of our facilities;

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	the availability of committed credit facilities and other financing;

•	timing of completion and cost of our Geismar 3 Project; and

•	global and regional economic activity (including industrial production levels); and

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, coal, oil and oil derivatives;

•	the ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers and financial institutions;

•	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs;

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives;

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions;

•	the future impact of the COVID-19 pandemic; and

•	other risks described in our 2019 Annual Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
- end -

For further information, contact:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 1, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary